QAR, LLC
3595 Pender Drive, Suite 330
Fairfax, Virginia 22030
February 16, 2013
Board of Directors
Phazar Corp
101 S.E. 25th Avenue
Mineral Wells, Texas 76067
Dear Sirs:
QAR, LLC and its affiliates, including Robert Fitzgerald
 (collectively Investors, we, us or our), are writing to express our interest in acquiring all of the outstanding  common stock of Phazar Corp. (the  Company) not already owned by us for
$1.25  per share in cash, on the terms and subject to the
conditions set forth in the attached  non-binding term sheet.
This proposal represents a premium over  the Friday,
February 15, 2013 Nasdaq Market closing price of the
Companys stock of $1.18 per  share.
As you know, the Company has been losing money long
before I joined it and has now reached the  critical stage
where it appears to be at risk of running out of cash .
Despite the fact that the Company has pursued a large
number of potential financing opportunities, none of these
 have  panned out into a viable solution.   Rather than facing
 the increasing likelihood of the Company  running out of cash, most likely dramatically reducing or eliminating the value of the stockholders  interest in their stock, we propose providing short term funding and purchasing the shares of the other
shareholders for cash with the hope that as a private company, we can right size the Company  and operate it profitably
sometime in the future.  Although I have only been with the
 Company for a short period of time, I believe strongly in its business and its people. We believe that we are uniquely
positioned to successfully negotiate and consummate a transaction with the Company in an expeditious manner as we are already familiar with the Company and its  operations. We expect that our limited due diligence could be completed on an expedited basis. Because of the sufficiency of our existing financial resources, consummation of any transaction would not be subject to a financing contingency. We are prepared to move and close quickly. Recognizing that it may take several months to complete the transaction due to the time and various steps involved in obtaining stockholder approval, we are prepared to provide the Company with $500,000 of interim financing concurrent with the execution of a definitive acquisition  agreement.
We understand that, given my position as President, Chief Executive
 Officer and a director of the Company, an independent committee of the Companys Board of Directors may wish to review our proposal and make a recommendation to the Board and that this will require a reasonable time  for you to evaluate the proposal. You are all aware of the dire cash situation that the Company is in. Therefore, we request that you proceed with all possible speed and upon the proposed time schedule.
As you know, we beneficially own approximately 11.8% of the
Companys outstanding common  stock.  We plan to file an amendment to our Schedule 13D to reflect the delivery of this proposal.
This letter does not constitute a legally binding obligation and, of course, neither we nor the Company shall be subject to any binding obligation with respect to any transaction unless and until a definitive agreement satisfactory to all parties is executed and delivered. While we appreciate and respect the Boards need to conduct an appropriate process in evaluating our proposal, your prompt consideration to this proposal is requested. Accordingly, please advise us by Wednesday,  February 20, 2013 as to the status of your deliberations.
Very truly yours
/s/ Robert Fitzgerald
Robert Fitzgerald
President